Exhibit 99.77

Volaris Reports May 2021 Traffic Results:

117% of 2019 Capacity and 88% Load Factor

Mexico City, Mexico, June 2, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports its May 2021 preliminary traffic results.

In May 2021, demand in the domestic Mexican and international markets for Volaris increased 16.3% and 19.3%, compared to May 2019, respectively. The Company capitalized on opportunities to add capacity, both domestically (+16.2%) and internationally (+19.9%), while maintaining a high load factor (87.8%). In May 2021, Volaris transported 2.2 million passengers, 12% higher than the pre-pandemic levels.

	May 2021	May 2020 Variation	May 2019 Variation	YTD May 2021	YTD May 2020 Var.	YTD May 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,522	714.1%	16.3%	6,200	50.6%	4.2%
International	613	1,992.3%	19.3%	1,968	24.3%	(16.8)%
Total	2,134	887.2%	17.1%	8,168	43.3%	(1.8)%
ASMs (million, scheduled & charter)
Domestic	1,677	664.1%	16.2%	7,416	55.6%	8.1%
International	754	2,614.8%	19.9%	2,619	34.8%	(12.4)%
Total	2,431	883.2%	17.3%	10,034	49.6%	1.9%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.8%	5.6 pp	0.1 pp	83.6%	(2.8) pp	(3.2) pp
International	81.4%	(24.1) pp	(0.4) pp	75.2%	(6.4) pp	(4.1) pp
Total	87.8%	0.4 pp	(0.2) pp	81.4%	(3.6) pp	(3.1) pp
Passengers (thousand, scheduled & charter)
Domestic	1,712	780.6%	9.1%	6,914	47.1%	(2.3)%
International	445	2,233.3%	24.6%	1,426	30.1%	(14.2)%
Total	2,157	910.4%	12.0%	8,340	43.9%	(4.6)%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 181 and its fleet from four to 87 aircraft. Volaris offers more than 425 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for 11 consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100